SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. ) *

ACM Research, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

00108J109

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

(Page 1 of 7 Pages)

___________________________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	00108J109	13G	Page 2 of 7 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Shanghai Science and Technology Venture Capital (Group) Co., Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,438,510
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,438,510
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,438,510
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*		☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.3%
12.	TYPE OF REPORTING PERSON* OO

CUSIP No.	00108J109	13G	Page 3 of 7 Pages

Item 1(a).	Name of Issuer:

ACM Research, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

42307 Osgood Road, Suite I, Fremont, CA 94539

Item 2(a).	Name of Person Filing:

Shanghai Science and Technology Venture Capital (Group) Co., Ltd.

Item 2(b).	Address of Principal Business Office, or if None, Residence:

Floor 16-17, #118 Rongke Road, Pudong District, Shanghai, People’s Republic of China 201203

Item 2(c).	Citizenship:

People’s Republic of China

Item 2(d).	Title of Class of Securities:

Class A Common Stock, par value $0.0001 per share

Item 2(e).	CUSIP Number:

00108J109

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐ Investment company registered under Section 8 of the Investment Company Act.

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

CUSIP No.	00108J109	13G	Page 4 of 7 Pages

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

On November 2, 2017 (the “Registration Date”), the Class A Common Stock, $0.0001 par value per share (the “Common Stock”), of ACM Research, Inc. (the “Issuer”) first became registered under the Securities Exchange Act of 1934, as amended. At such time, Shanghai Science and Technology Venture Capital Co., Ltd. (the “Reporting Persons”) beneficially owned over 5% of the outstanding shares of Common Stock, as they also did at December 31, 2017, 2018, 2019 and 2021. The Reporting Persons did not acquire beneficial ownership of any shares of Common Stock subsequent to the Registration Date and on or prior to December 31, 2022 (except in respect of stock dividends and stock splits applicable to all outstanding shares of Common Stock), but sold shares of Common Stock in 2020 and 2021. Accordingly, this Schedule 13G discloses beneficial ownership as of December 31, 2017, 2020 and 2021. Prior to his resignation, Weiguo Shen, the former chairman of the Reporting Person, may have been deemed to beneficially own shares of Common Stock held by the Reporting Person.

As of December 31, 2017:

(a)	Amount beneficially owned: 1,666,170

(b)	Percent of class: 13.1%

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 1,666,170

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 1,666,170

(iv) Shared power to dispose or to direct the disposition of: 0

As of December 31, 2020:

(a)	Amount beneficially owned: 1,506,170

(b)	Percent of class: 13.1%

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 1,506,170

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 1,506,170

(iv) Shared power to dispose or to direct the disposition of: 1,506,170

CUSIP No.	00108J109	13G	Page 5 of 7 Pages

As of December 31, 2021:

(a)	Amount beneficially owned: 3,438,510

(b)	Percent of class: 13.1%

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 3,438,510

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 3,438,510

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

CUSIP No.	00108J109	13G	Page 6 of 7 Pages

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to ss.240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss.240.13d-1(c) or ss.240.13d-1(d), attach an exhibit stating the identity of each member of the group.

See Exhibit B attached.

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

Item 10.	Certifications.

N/A

CUSIP No.	00108J109	13G	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 13, 2023

SHANGHAI SCIENCE AND TECHNOLOGY VENTURE CAPITAL (GROUP) CO., LTD.

By:	/s/ Guangda Liu
Name:	Guangda Liu
Title:	Authorized Representative